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04035365

82- SUBMISSIONS FACING SHEET

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gradipore Limited

*CURRENT ADDRESS 22 Rodborough Road
Frenchs Forest NSW 2086
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34799 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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Gradipore

Annual Report 2001



Gradipore

Corporate **Directory**

Gradipore Limited

Directors Gradipore Limited

John Manusu EXECUTIVE CHAIRMAN

Tim Wawn MANAGING DIRECTOR

Ray Block DEPUTY CHAIRMAN

Mark Cashmore

Robert Lieb

Dr Perry Manusu

Les Webb

Directors Gradipore Incorporated

Robert Lieb CHAIRMAN

Dr Hari Nair
CHIEF EXECUTIVE OFFICER

John Manusu

Tim Wawn

Mike Baronian

Dr John Connolly

Company Secretary

Angela Talbot
Email: cosec@gradipore.com

Registered Office

22 Rodborough Road
Frenchs Forest NSW 2086
Australia

Tel: 61 2 8977 9000
Fax: 61 2 8977 9099

ABN 79 001 001 145

Postal Address

PO Box 6126
Frenchs Forest NSW 2086
Australia

Email: info@gradipore.com
Website: www.gradipore.com

Lawyers

David Landa Stewart
Sydney Australia

Buchanan Ingersoll
Washington USA

Auditors

PricewaterhouseCoopers
Sydney Australia

Cover images from left to right:
Research scientists operating the Gradiflow BF400
Diagnostic ELISA kit used for the detection and identification of von Willebrand disorder
Research scientist operating an industrial scale Gradiflow
Protein analysis using a Gradipore iGel

Contents images from left to right:
Gradipore's global headquarters in Frenchs Forest, Sydney
Prototype of a next generation Gradiflow instrument
Gradipore research scientist in the laboratory
Gradiflow BF400 research instrument

Share Registry

ComputerShare
Registry Services

Level 3, 60 Carrington Street
Sydney NSW 1115
Australia

Tel: 61 2 8234 5222
Fax: 61 2 8234 5050

Australian Stock Exchange
(ASX) code: GDP






Contents

Company **Overview**

Gradipore Limited is a biotechnology company listed on the Australian Stock Exchange which researches, develops, manufactures and markets separation technologies worldwide, across a broad spectrum of industry sectors.

Central to the company's business is the Gradiflow™ technology platform, a revolutionary, high yielding, cost effective separation process that is redefining the science of biological purification.

Although Gradiflow's competitive advantages are being established initially for blood fractionation, viral decontamination and protein separations, it is now clear the technology has applications in other fast evolving fields of science, including proteomics and chiral separations.

Gradipore's team of scientists, technicians and support personnel is headquartered in its new facility at Frenchs Forest, Sydney, Australia, with a newly established subsidiary company based in New York, USA.





Images at top from left to right:
The Gradiflow BF400 protein purification system
Test kits for blood clotting disorders
iGels used for protein analysis
Disposable Gradiflow cartridges for use in the BF400

Main image:
Research scientists operating the Gradiflow BF400 in our state of the art laboratories in Frenchs Forest

Goals and **Strategies**

Gradipore's long term objective is to be a leading global biological separations company.

The company's products and technologies will be applied in every area of biological separation including diagnostics and drugs, blood fractionation, monoclonal antibodies, viral decontamination, dialysis, proteomics, chiral separations, food, agriculture and medical and general biological research.

To achieve these goals, Gradipore is implementing a two pronged business strategy.

This involves:

- Developing strong intellectual property positions in selected markets and licensing the use of our technologies for those applications; and
- Establishing the Gradiflow technology as a standard biological research tool and encouraging new commercial applications based on our technologies.

Gradipore's activities in 2000/2001 were focused primarily on investment in:

- Intellectual property - extending the capabilities of our technologies and their applications;
- The people and the infrastructure to support the globalisation of the company and manage the rapidly evolving commercial potential of Gradipore's suite of technologies and products; and
- Marketing and sales activities with the aim of capturing business opportunities in selected separation markets.

Gradipore has moved beyond the early stage of commercial development and is now close to realising the potential of the business in different separation markets.





The principles of the Gradiflow research instrument are applied and extended in this industrial scale prototype

2000 - 2001 **Highlights**

121 per cent growth in total revenue

80 per cent growth in personnel numbers

77 per cent growth in patent applications

Expansion of operations in the USA

Move to new state of the art corporate, research and manufacturing headquarters in Frenchs Forest NSW Australia

Revenue earning proof of principle agreement signed with Bayer Corporation

Negotiations continuing with the other major global blood fractionators

Developed industrial scale Gradiflow prototype capable of 200 times output of laboratory model

Collaborative research agreement signed with Texas A&M University, resulting in the establishment of the Gradipore Chair of Separation Science and entry into new separation markets

Two new gel supply agreements signed and the opening of a European distribution warehouse to enhance access to global gel markets

First supply agreement signed for the supply of GradiLeiden V thrombosis medical diagnostic kits with Organon Teknika, one of the 10 leading global suppliers of medical diagnostics

Key facts & figures

	2001	2000
Revenue	$8.40 million	$3.80 million
Operating loss after income tax	$12.21 million	$6.05 million
Shares on issue	32.52 million	31.18 million
Net assets	$22.44 million	$29.91 million







Gradipore's R&D, manufacturing and administration headquarters is located in Frenchs Forest, Sydney

Chairman and Managing Director's **Report**

Gradipore made strong progress in the 2001 financial year towards its long-term objective of becoming a global technology leader by setting new standards of performance in biological separations.

We have expended onsiderable effort and made great progress toward the first licensing arrangement for Gradiflow technology during this period. We feel strongly that our significant investments in people, the broadening of our intellectual property, infrastructure and market development over the past few years will soon translate into commercial arrangements and rewards for our shareholders.

2001 Financial Year Highlights

2001 was a year of significant investment in current and future opportunities. Most notably, a research collaboration with the prestigious Texas A&M University, announced in March 2001, which included a one-time payment of $1.2 million. The academic institution itself also made an investment of a similar amount. This arrangement is regarded by both parties as a medium to long-term research project that, upon its successful completion, will extend the Gradiflow base technology and provide Gradipore access to major new applications such as chiral separations, allowing - for the very first time - biological separations far superior to any currently existing technology.

Global Expansion

During this past fiscal year, further investment was made in the global expansion of Gradipore in the United States and Europe, important markets for its products and technologies.

Executive Chairman, John Manusu and his family relocated to the U.S. in August 2000, and this move has enabled Gradipore to increase its marketing activities substantially. As a result of this effort, Gradipore is involved in discussions or negotiations with more than 30 potential partners, a significant increase of some five hundred percent from the previous financial year.

Marketing, Sales and Distribution Systems

Another important achievement as part of our global expansion during the financial year was the establishment of marketing and sales and a global distribution network for our products in both the U.S. and Europe.

This global network is centered in Salt Lake City, with locations in New York and Southern Germany, providing key distribution points for the Gradipore iGel™ line of separations products and for the Gradiflow technology and consumables upon their upcoming launch in 2002. This distribution infrastructure will include first-class customer support and local inventories for rapid delivery to U.S. and European customers.

In addition, an exciting and substantive distribution arrangement with VWR International, which was announced in September 2001, significantly enhances the global presence of Gradipore separation products. At the same time, VWR International, through its total quality commitment and its confidence in Gradipore gel products, provides Gradipore with important validation. We hope to expand this deal with our patented Gradiflow technology and expect that it will lead to similar lucrative agreements for Gradipore, both in the U.S. and globally.

U.S. Directors

Reflecting our global focus, Gradipore also welcomed this year the appointment of two very experienced and well-credentialed directors, Mr. Mike Baronian and Dr. John Connolly, to the board of its U.S. subsidiary, Gradipore Inc. Bringing a combined forty years of experience in the life sciences, these appointments strengthen Gradipore's future leadership and growth.

Mike Baronian is a former Executive Vice-President of Johnson & Johnson and was CEO of the Swiss-based blood fractionation business, ZLB, between 1998 and 2000. Dr. Connolly is a former president of the New York Medical College and now serves on the boards of several companies operating in the life science area.

Personnel & IP

During the year, overall employee numbers grew by 80 per cent as Gradipore continued to expand research and development (R&D), marketing and manufacturing activities. One of our key objectives has been to ensure that we attract people of the highest possible calibre. Our initiatives in developing a unique and professional work culture have seen Gradipore emerge as a preferred biotechnology employer.

Gradipore's intellectual property (IP) is regarded as a key asset of the company and substantial resources were invested in this area during the year. Patent applications grew by 77 per cent. We now have 46 patents granted or applied for, covering all aspects of our business operations.







Images at top from left to right:
Tim Wawn Managing Director

John Manusu Executive Chairman

Main image:
Prototype of Gradiflow instrument developed for chiral separations

Improved Earnings

We are happy to report that revenue growth during the financial year 2000 - 2001 was 75 per cent, reflecting a strong performance from the Diagnostic Division and an improving contribution from gel sales. The Diagnostic Division continued to grow at a much faster rate than the industry as a whole, benefiting from a focus on niche product areas such as Lupus and Factor V Leiden.

The first distribution deal for the GradiLeiden V product was signed during the year with Organon Teknika. Additional promising distribution agreements with leading international supply companies are expected to close in the coming year.

The first gel products were launched into international markets during the year. Take-up of the product has been pleasing with a high level of repeat sales and high levels of customer satisfaction with the quality of the product. Most sales during the year were generated in the US market where Gradipore has quickly achieved the status of being the number four supplier by volume.

Commercialising Gradiflow

The highlight for Gradipore's Commercial Separations Division during the year was the signing of a Proof of Principle deal with Bayer Corporation and its German parent company, Bayer AG.

While the activities of the Commercial Separations Division, apart from the Bayer deal, are still gaining momentum, the performance of this division was quite outstanding with breakthrough results in a number of areas such as blood fractionation, viral removal (including prions), dialysis and vaccines.

Gradipore made substantial investments during the year in exploring the scalability of the Gradiflow technology, again with outstanding results. During the period, experimental runs were carried out at capacity levels as high as 200 times the scale of the Gradiflow research instrument. A small-scale production plant is currently being built to Good Manufacturing Practice (GMP) standards and is due to be completed by June 2002.

Public Relations

In September 2001, Gradipore enlisted the public relations firm Noonan/Russo Communications, an international communications firm providing strategic counsel to a select group of innovative biotechnology and healthcare companies. The goal of this partnership is to provide enhanced awareness of Gradipore's products and services on a global level and to establish the company's presence as a global technology leader in biological separations.

Outlook

While the majority of Gradipore's revenue currently is being generated from the sale of diagnostic and gel products, the future wealth of the company is tied to our core separations technology, Gradiflow. The identified markets for Gradiflow now exceed $150 billion and the investments in intellectual property, people and infrastructure over the past few years have been aimed at positioning Gradipore to capture this opportunity.

A two pronged strategy has been adopted in launching Gradiflow technology into the international marketplace. The first strategic initiative has been to develop strong intellectual property positions in selected markets such as blood fractionation, viral removal, chiral separations, dialysis, vaccines, recombinants and proteomics. The second initiative has been to position Gradiflow as a standard biological research tool.

Revenue from both these strategies will begin to flow to Gradipore in coming years. Substantial fees are anticipated from licensing the Gradiflow technology in areas such as blood fractionation, viral removal and other targeted applications.

The research version of the Gradiflow technology is scheduled for international launch during 2002, and distribution arrangements for this are currently being finalised. Revenue will be generated from both the sale of instruments and associated consumables such as separation membranes.

Sales from diagnostics and gel products are expected to continue to grow with gels in particular expected to benefit from a broader distribution strategy and expanded product range.

We will continue to invest substantial resources in intellectual property and expanding our business operations globally. Concurrently, increased sales from the diagnostic and gel products combined with the commencement of revenue streams from Gradiflow will result in a significant improvement in financial performance in the 2001 - 2002 financial year.

John Manusu
EXECUTIVE CHAIRMAN

Tim Wawn
MANAGING DIRECTOR







Research scientists analyse separation results using Gradipore's iGel products

Gradipore's Technologies and Their **Applications**

The cornerstone of Gradipore's business is the Gradiflow technology. Gradiflow is a scalable, biological separation process that represents a quantum leap forward from existing technology.

Gradipore has also established a significant business in accessories to the Gradiflow technology with the launch of precast laboratory gels used for analysis, and in the 2002 calendar year, Gradiflow membranes and buffers.

The basis of the Gradiflow technology is the separation of macromolecules using electrical charge. This is a gentle process which uses the native charge on the target molecule. It does not require the use of harsh and potentially damaging chemical additives and therefore, lends itself to many applications in life sciences.

For corporations to adopt the Gradiflow technology, it means setting aside existing technology. While existing processes are slower, inefficient and less effective, they nevertheless have received regulatory approval.

Existing infrastructure also represents significant investment which would need to be written off if replaced with new technology. This is the major commercial barrier to entry for the Gradiflow system.

Notwithstanding, reaction to Gradiflow has been overwhelmingly positive, with many potential customers recognising the broader implications of adopting the technology. Only the timing and location of its adoption remains to be determined.

The accompanying pie chart shows the wide range of industries in which Gradiflow can have a significant market.

Identified Markets for the Gradiflow Technology


UNREGULATED 25%
RECOMBINANT 12%
CHIRAL 35%
FOOD 3%
WASTE 3%
DNA 3%
PROTEOMICS 3%
VIRAL 5%
DIALYSIS 5%
MONOCLONAL 3%
BLOOD 3%

$5 Billion blood market represents 3% of *Gradiflow's potential applications*



'The next generation of Gradiflows has the potential to make protein and chiral separations significantly faster and easier. We at Texas A&M are very excited to be collaborating with Gradipore on this program.'

Professor Gyula Vigh
CHEMISTRY DEPARTMENT, TEXAS A&M UNIVERSITY, COLLEGE STATION, TEXAS, USA



Gradipore

The Gradiflow BF400 research scale instrument, used for the separation of biological molecules based on their size and charge

Commercial Separations Division

One of the three commercial divisions of Gradipore, Commercial Separations, now employs 25 highly skilled personnel. The Division's focus is on seeking to realise the commercial potential of the company's main asset, the Gradiflow technology.

Progress made by the Division over the past year reflects Gradipore's evolution from a pure R&D company into a fully market-oriented business.

New Applications and Markets

The past year has seen the Gradiflow technology developed and validated for large scale industrial applications. This process has included the development of a prototype capable of running blood plasma separations up to 200 times the capacity of the laboratory scale model. The Division has also extended its development programme to include areas beyond blood fractionation.

The pathogen removal team within the Division has developed separation strategies which have achieved the simultaneous isolation of a target protein and the removal of both enveloped and non-enveloped viruses. This dual procedure is a significant breakthrough in the blood fractionation area.

The pathogen team has also demonstrated the potential of the Gradiflow to remove prions. Prions are rogue proteins believed to cause Transmissible Spongiform Encephalopathies like mad-cow disease and variant Creutzfeldt-Jakob disease (vCJD). vCJD is a degenerative neurological condition that may develop into a major international epidemic. It has a long incubation period, varying between 10 and 30 years. Global health authorities fear that infectious prion contamination may already be affecting international blood supplies.

The commercial potential of removing infectious prions is significant. Although Gradipore's research was performed using non-infectious prions, we are establishing collaboration arrangements overseas to expand this research using infectious material.

Blood Fractionation Marketing Strategy

Gradipore has adopted a three pronged strategy as part of its ongoing challenge to have major players in the blood fractionation industry apply the Gradiflow technology to their production schemes.

The first phase is the establishment of a proof of principle contract where Gradiflow is utilised to isolate proteins of choice at specifications set by the customer. This leads to phase two, which is the negotiation and securing of a commercial licence for the adoption of the Gradiflow technology. Phase three involves revenue generation through milestone payments and royalty streams.

Blood Fractionation Status

The global blood fractionation industry is dominated by five major industry participants, Bayer, Baxter, Aventis, Alpha and CSL. Gradipore has undertaken proof of principle projects with Bayer and Baxter and discussions have commenced with the other major players.

Gradiflow and Dialysis

While blood fractionation remains Gradipore's main priority, research on the application of the Gradiflow to renal dialysis has been carried out thanks to an Australian government AusIndustry START grant awarded to the company in 1999.

Our research has shown that Gradiflow is capable of removing the same nitrogenous wastes removed by conventional renal dialysis. Beyond this, Gradiflow also has the potential to remove phosphates and beta 2 microglobulin, two compounds which are not removed effectively by current dialysis methods. High phosphate levels can cause organ failure, cardiac arrest and bone decalcification. The accumulation of beta 2 microglobulin can result in joint problems and immobility in advanced renal patients.

These results point to the potential of the Gradiflow technology in the treatment of patients with kidney disease.

A contract is being negotiated with a major Australian medical centre of excellence for the commencement of animal studies using Gradiflow in dialysis.







'The response we are getting confirms what we have known for some time – that Gradiflow is set to redefine the market's approach to the safety of blood products.'

Dr Hari Nair
GENERAL MANAGER,
COMMERCIAL SEPARATIONS DIVISION
AND CEO, GRADIPORE INC.

Images, at top from left to right
Gradipore scientists at work in the laboratory

Main image
The industrial scale Gradiflow system incorporates computerized monitoring of all aspects of performance

Life Science Separations Division

The Life Science Separations Division focuses on the sale of laboratory scale Gradiflow instruments and electrophoresis gels which are used in biological separations.

The big development in life sciences in recent years has been the completion of the human genome project. The ramifications of this for Gradipore are an explosion in the research areas of protein science and proteomics.

This has led to renewed interest in Gradipore's capability in life science separations as well as the consumables required for this process.

iGel Sales

During 2000 - 2001 sales increased by 258 per cent due to our marketing activities in the USA and the implementation of the e-commerce strategy for the marketing of iGels. Whilst this is off a small base, repeat sales and feedback on gel quality augur well for the future.

While Gradipore has its own R&D team, the company has a long standing relationship with Melbourne University. Under the auspices of an Australian government START grant, four researchers in Melbourne are working with Gradipore to investigate the role of polymers for applications in separation technology.

To assist with developing its marketing program, Gradipore has appointed Mr Dick Minnihan, a US specialist in business development, strategic planning and international marketing, as Vice President, Marketing and Corporate Development.

Gradiflow Sales Development

It has always been Gradipore's objective to have an instrument development partner with appropriate infrastructure to manufacture and distribute to global markets.

Joint studies in the US have been undertaken with one potential partner to determine the size of the market for sales of Gradiflow instruments. An outcome of this research is that the BF400 - the laboratory scale Gradiflow - will be launched in 2002.

Gels Strategy

Gradipore is focusing on expanding manufacturing capacity and its distribution network with the goal of growing both the direct and indirect customer base.

In May 2001, the company signed two new supply agreements and opened a centrally located warehouse to manage the rollout in Europe of its iGels.

The new agreements are with Catalys AG, which covers the Swiss market and Helena Biosciences, covering the United Kingdom. The new warehouse is in Lindau, southern Germany, ideally positioned to service the European market. These new arrangements add to those with LTF-Labortechnik, covering Germany and with Kordia, in the Benelux group of countries.

The supply agreements provide Gradipore with access to a market estimated to use more than 20 million gels a year.

The arrangement augments Gradipore's global market position based on the company now being the fourth largest supplier of precast gels by volume in North America.

Currently, sales are split evenly between Gradipore's own brand, iGels and OEMs (Other Equipment Manufacturers).

One of the main achievements of the Division for the year was the implementation of the e-commerce strategy for the marketing of iGels.

This strategy involved test marketing of promotional campaigns in North America, with a view to determining the most effective marketing message and delivery vehicle. While cost is always a factor, the research found length of time to receive product is the key issue for customers. This finding confirmed the direction of Gradipore's marketing strategy and was facilitated during 2000, with the appointment of Mr Stephen Lundberg as US Product Manager.

The next stage involved the establishment of a new website - www.buyigels.com - and the implementation of a new fulfillment system comprising a more responsive ordering mechanism with the establishment of a North American call centre backed up with invoicing directly from Gradipore's US office. The new fulfillment system has allowed us to increase both the number of customers we serve and the level of service we can provide to them.



'iGels give us consistently great separations. The gels are easy to set-up, load, and run, and we use them exclusively for monitoring our high throughput protein purification.'

Ellen Wallace
RESEARCH SPECIALIST IN MOLECULAR BIOLOGY, EMERALD BIOSTRUCTURES, WASHINGTON STATE, USA



'The rigorous development program driven from a marketing perspective and *put in place over the past year* has moved Gradipore from a company that excels in research to a commercial operation focused on development, manufacturing and marketing.'

Tony Ellwood
GENERAL MANAGER, LIFE SCIENCE SEPARATIONS DIVISION

Gradipore iGels are used to analyse biological samples by separating molecules based on their size

Diagnostics Division

The Diagnostics Division develops, manufactures and markets test kits to medical diagnostic laboratories for use in aiding medical diagnosis, principally in relation to blood disorders (haemostasis).

The primary focus for the past two years has been on strategic realignment of our Haemostasis product range. This has resulted in a 20 per cent reduction in the product range and yielded a 31 per cent increase in sales over the past year. Growth rates are well ahead of our market, where reported annual growth for the industry last year was below five per cent.

The secondary focus of the Division this year has been extending intellectual property rights over the refined product range.

Principal Activities

Positioning the Diagnostics Division as a specialty supplier has enabled an increase in production capacity and provided a firm foundation for future growth.

Key objectives are:

- examination of new product options via formal market research and external collaboration;
- development and manufacture of a range of diagnostic products using core separations technology; and
- to develop key relationships with the scientific community through R&D collaboration.

The Diagnostics Product Range

The main thrust of the Division is on developing reagents that utilise the Gradiflow technology and marketing them worldwide.

Assisting this process has been the enhancement of the Division's R&D capability with the recruitment of two doctorate degree researchers as full time employees of the company.

The Division now has approximately 13 products in its range, categorised as:

- Lupus Anticoagulant (LA): test kits and control materials such as LA Screen and LA Confirm for detection of LA, an acquired defect that increases the risk of blood clotting;
- Activated Protein C resistance (APCr): test kits and control materials such as GradiLeiden V and GradiThrom PCP for prediction of blood clotting tendency. (APCr is an inherited blood clotting disorder); and
- von Willebrand disorder: test kits for the detection and identification of this common cause of bleeding, with products such as von Willebrand Factor Antigen and the Collagen Binding Assay.

Distribution

The product range is sold through two distribution channels:

- Gradipore's own label and distribution network reaching 12 significant markets globally; and
- OEMs where Gradipore manufactures the products for leading suppliers under the supplier's trade label.

In June 2001, Gradipore signed the first supply agreement for its GradiLeiden V medical diagnostic kit. This contract is with Organon Teknika, one of the 10 leading global suppliers of medical diagnostic test equipment.

The kit is used in diagnostic medicine to indicate hereditary susceptibility to thrombosis, or blood clotting. This is a particularly valuable product currently because of the suggested association between deep vein thrombosis (DVT) and prolonged immobility as might occur during long distance travel.

Industry Change

A characteristic of the diagnostics business worldwide is its rapid consolidation. In the US, healthcare providers are forming buyer groups which are signing exclusive deals with a dwindling number of suppliers.

Gradipore's proactivity in seeking OEM agreements has been a critical element in maintaining the company's product range in its target markets both at the supplier and end user level.

During the year, four new OEM agreements were finalised in Europe and North America and these will ensure global distribution. It is anticipated that fresh agreements will flow as new products come on stream.



'Our latest OEM market launch in the US market with Gradipore has been the GradiLeiden V, sold for Dade Behring under the name Factor V Leiden Assay. This product appears to be working well on the Dade Behring BCS system. This product is one further step for Dade Behring on gaining market share on the specialty reagents side of the Hemostasis business.'

Dr. Teresa Portela
MARKETING MANAGER, HEMOSTASIS GLOBAL PRODUCT MANAGEMENT, DADE BEHRING MARBURG GmbH, GERMANY



Gradipore's Diagnostic products cover a range of specialty tests for blood clotting and related disorders

'Our product range is based on a strategy of positioning Gradipore where its technology ensures a clear and sustainable competitive advantage in the market place.'

Warwick Dargan
GENERAL MANAGER, DIAGNOSTICS DIVISION

Supporting the **Business**

As Gradipore has expanded its potential, there has been a corresponding requirement to develop management systems and support mechanisms to realise the company's global business objectives.

Significant resources have been invested in establishing a presence in the major North American market. Executive Chairman, Mr John Manusu, relocated to New York to oversee the plan which commenced with the incorporation of Gradipore in the US and the appointment of new board members.

Gradipore Inc. Board

The Gradipore Inc. Board currently comprises Mr Robert Lieb (Chairman), Dr Hari Nair (CEO), Mr John Manusu, Mr Tim Wawn and two non-executive directors Dr John Connolly and Mr Mike Baronian.

Mike Baronian is the Chairman of TECAN, a Swiss-based robotics company servicing the drug discovery market. He is also CEO of Asklia, a Swiss-based company involved in the dental and veterinary markets.

Prior to these appointments, Mr Baronian was President and CEO of ZLB, the Swiss-based blood fractionator which was purchased by the Australian company CSL Limited.

Before joining ZLB in 1998, Mr Baronian was a senior international executive with the Johnson & Johnson group of companies rising to become Vice-President - Operations and a member of the worldwide management board for Ortho Clinical Diagnostics, based in Rochester, New York.

A former President of the New York Medical College for more than 10 years, Dr John Connolly is one of the United States' foremost experts on healthcare. He is a fellow of the New York Academy of Medicine, a fellow of the New York Academy of Sciences, a director of the New York Business Group on Health, a member of the President's Council of the United Hospital Fund, and a member of the executive committee of Funding First.

Dr Connolly is involved extensively in healthcare and community activities and serves on a number of voluntary and corporate boards including the board of the American Lyme Disease Foundation and the board of advisers of the Whitehead Institute for Biomedical Research. Dr Connolly is also Chairman of the genomics company, AlphaGene Inc. and President and CEO of Castle Connolly Medical Ltd.

The emphasis with the American board appointments has been on individuals with high level industry and regulatory contacts and proven commercial deal making skills.

Negotiations are also well advanced with a prominent east coast medical centre for the establishment of dedicated Gradipore research laboratory facilities in the US and recruitment of staff has commenced.

Australian Headquarters

In Australia, Gradipore relocated to its new corporate, research and manufacturing headquarters in the northern Sydney suburb of Frenchs Forest. The complex was opened officially in October 2000, by the commonwealth Minister for Industry, Science and Resources, Senator the Honourable Nick Minchin.

Senator Minchin said Gradipore's development was an example of what the government was aiming to achieve through its *National Biotechnology Strategy*.

Intellectual Property (IP)

The best possible management of IP - patents, trade marks and designs - is essential as Gradipore moves closer to the launch of new key products and formal commercial collaborations with several major industry players.

The appointment of Ms Anita Tymkiw and Dr Jens Sommer-Knudsen as joint IP managers indicates the increased emphasis Gradipore has placed on a proactive IP management approach that is further supplemented with input from external specialist consultants at various stages in the patenting process.

The role of the IP Managers is to integrate the IP suite more fully into the business planning process and have it subjected to the same disciplines of cost, deadlines and resources as any other process or product within the business.

An audit of patents commenced in December 2000, is now well advanced and a US law firm specialising in patent protection, Arter & Hadden, has been engaged.

Three patent co-ordinators have been appointed and trained within Gradipore to increase awareness of IP issues with scientists across all divisions. Management systems have been established to track new ideas and to monitor IP related expenditure.

Gradipore has comprehensive patent protection in Australia, Europe, USA and Japan and is currently very active in generating further IP. As a result Gradipore has a strong and rapidly growing patent portfolio.





Image at top
Gradipore's global headquarters in Frenchs Forest, Sydney

Main image
Members of the Gradipore Limited and Gradipore Inc. Board

From left to right, front row
M. Baronian, R. Block, R. Lieb, T. Wawn, Dr. J. Connolly
back row
J. Manusu, L. Webb, Dr. P. Manusu, Dr. H. Nair. M. Cashmore

Supporting the **Business**

Research & Development

Recognition of the broader commercial potential of the Gradiflow technology platform has driven the establishment of the Discovery Division.

The Division's role is to expand the market potential of the Gradiflow technology by looking for new applications and extending the capabilities of the Gradiflow platform.

Texas A&M Signing

Central to this process was the signing of a collaborative agreement in March 2001, with the Texas A&M University in College Station, Texas. The University is an internationally renowned centre for research into separation science, in particular chiral separations.

This agreement has resulted in the establishment of the Gradipore Chair in Separation Science in the university's Chemistry Department and the appointment of Professor Gyula Vigh as the inaugural Gradipore Professor of Separation Science.

The Chair has been funded with a US$500,000 grant from Gradipore, matched dollar for dollar by the university.

Chiral Separations

"Chiral" is a term which refers to chemical structures that can have left or right handed forms. The separation of the right and left forms of molecules can be very critical. The building blocks of life, amino acids and sugars, are themselves chiral (our amino acids are all left handed and our sugars are all right handed). Many chemical drugs have chiral characteristics, however only one form of a chiral drug is biologically active. The other form, which will often be present in an equal amount because it is so difficult to remove, can have unwanted side effects. Sales of chiral drugs hit US$150 billion last year and one third of all new drugs are chiral in nature.

We believe that further developments of the Gradiflow technology will result in separation methods that will work for the vast majority of chiral compounds.

Image below: **The ability to separate the two mirror image forms is critical to the development of new chiral pharmaceuticals**


Mirror
Left Hand
Right Hand

Other Separations

Purification of antibodies from the blood plasma of different animal species has historically been difficult for most purification systems. These antibodies are used in tests for the diagnosis of a number of human diseases. Gradiflow has been used for some time for the purification of engineered antibodies (monoclonal antibodies), and the Discovery Division now has developed simpler methods for purifying these from all species whose antibodies are commonly used in human medicine.

Another major initiative this year was a joint programme with the Biotechnology Department at the University of NSW to develop generic methods for the purification of different classes of recombinant proteins. The vast majority of new biopharmaceutical drugs are being made by recombinant means and this represents excellent opportunities for the application of the Gradiflow technology.

New Directions

Many researchers have approached Gradipore seeking to use Gradiflow on precious samples, like blood from newborns, where only one or two drops of a sample is available for analysis. As a result of these requests, a program to miniaturise Gradiflow was undertaken this year. The first successful prototypes have been built and have given a quality of separation equal to those achieved with the standard Gradiflow instrument, but in a much shorter time. The ability to process micro-volumes will open up new areas of research as well as new diagnostic applications for Gradiflow.

Financial Report

Contents

Directors' Report

Your directors present their report on the consolidated entity consisting of Gradipore Limited and the entities it controlled at the end of, or during, the year ended 30 June 2001.

Directors

The following persons were directors of Gradipore Limited during the whole of the financial year and up to the date of this report:

R Block

M Cashmore

R Lieb

H. P Manusu

J Manusu

T Wawn

L Webb was appointed a director on 26 September 2001 and continues in office at the date of this report.

P Simpson was a director from the beginning of the financial year until his resignation on 11 December 2000.

Information on Directors

Executive Directors

J Manusu BCOMM ASIA
EXECUTIVE CHAIRMAN

John Manusu was appointed Managing Director of Gradipore Ltd in 1991 and Executive Chairman in 2000. Mr Manusu joined Gradipore in 1985 to assist the company in floating on the Australian Stock Exchange. Mr Manusu has a strong financial background, having worked in the treasury and investor relations departments of several multinationals before joining Gradipore. Mr Manusu is responsible for Gradipore's marketing (capital markets and customers) and business development with a particular focus on securing deals with multinationals based on the Gradiflow technology.

T Wawn BCOMM MEC MBA (AGSM) CA
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Tim Wawn joined Gradipore Ltd as Chief Executive Officer in 1994 and was appointed Managing Director in 1995. He is a Chartered Accountant and he joined Gradipore with over ten years experience in advising organisations in the areas of strategy, quality management and organisational change. Mr Wawn was a Director and Principal of a management consultancy firm prior to joining Gradipore. Mr Wawn is responsible for the areas of strategy, finance & administration, R&D, production and distribution.

R Lieb BME MBA
CHAIRMAN OF GRADIPORE INC.

Robert Lieb was appointed Director of Gradipore Ltd in March 2000. Mr Lieb joined Gradipore Inc as Chairman and Chief Executive Officer. Mr Lieb is also a member of the remuneration committee. Mr Lieb has more than 25 years experience in the healthcare industry, as a principal, lead investor, and Chief Executive Officer. Mr Lieb is President of Lieb & Co. and has acted as advisor to a number of companies in the healthcare field. Mr Lieb has a particular emphasis in rapid-growth companies in the healthcare field.

Dr H Nair PHD, BSC (HONS), MA BIOLOGY, MOIF.
CHIEF EXECUTIVE OFFICER OF GRADIPORE INC.

Dr Hari Nair was appointed Chief Executive Officer of Gradipore Inc on 1 August 2001. Dr Nair is also the General Manager of the Commercial Separations Division. He headed the Thrombosis Research Center of the Canberra Hospital from 1990-1998. He was the chairman of the ACT Hospital research committee prior to joining Gradipore in 1998. Dr Nair holds degrees from Aberdeen University and the Australian National University and has a PhD in medicine and clinical science.

Non-Executive Directors

R Block BA BEC FCIS FCIM
DEPUTY CHAIRMAN OF GRADIPORE LTD

Ray Block was appointed Chairman of Gradipore Ltd in May 1998 and Deputy Chairman in 2000. He has over 35 years experience in investment banking, including the areas of mergers and acquisitions, investment research and market economics. Mr Block has also consulted on high technology growth in Australia including membership of government committees and chairmanship of a Commonwealth Government inquiry into the commercialisation of research and development. Mr Block is a member of the remuneration and the audit committees.

M Cashmore BSC DIPT RDOEN

Mark Cashmore holds investments in several Australian high technology companies and has had outstanding success in marketing Australian products overseas, particularly in the United States. Mr Cashmore was formerly Managing Director and winemaker of Saxonvale Wines and Richmond Grove. He then established his own organisation for sale and marketing of wine, developing a series of unique and highly profitable brands, which were subsequently marketed around the world.

Dr H P Manusu BVSC MACVSC

Dr Perry Manusu co-founded Gradipore with Dr Joel Margolis. Dr Manusu has over 30 years experience in the development and management of companies in the veterinary, pharmaceutical and allied industries. Dr Manusu was Executive Chairman of Gradipore from 1988 until his retirement in 1998. Dr Manusu works as a consultant to the Discovery Division. Dr Manusu is a member of the audit committee.

L Webb LLB

Leslie Webb is a Barrister of the Supreme Court of New South Wales, barrister and solicitor of the Supreme Court of Victoria and barrister and solicitor of the High Court of Australia. He has consulted extensively to both publicly listed and unlisted companies in the biotechnology and information technology industries on corporate and financial planning, intellectual property corporate governance and strategic planning issues. In his role as a consultant he has been actively involved in advising on the globalisation of Australian companies. Mr Webb has represented Australian Companies in Asia, Europe and the US. Mr Webb has been involved in planning and advice in relation to the public listing of companies on the ASX and other exchanges including the NASDAQ. As a result of his extensive global involvement on behalf of Australian companies he has established a valuble network of overseas contact particularly in the US, Europe and in Asia. Mr Webb is a member of the remuneration commitee.

P Simpson MPHARM PHC MPS

Peter Simpson has had extensive experience in the development of pharmaceutical products for international markets. He is the former Chief Executive Officer of Biota Holdings Limited, where he oversaw the research and development of a potential cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is now a Professional Director. In addition to Gradipore, Mr Simpson is a Director of Novogen Limited, Inovax Limited, Neptunus International Holdings Limited and Norwood Abbey Limited. Mr Simpson resigned as a director on 11 December 2000.

Non-Executive Directors of Gradipore Inc.

M Baronian BCOMM

Mike Baronian is the Chairman of TECAN, a Swiss-based robotics company servicing the drug discovery market. He is also CEO of Asklia a Swiss-based company involved in the dental and veterinary markets. Prior to these appointments, Mr Baronian was president and CEO of ZLB, the Swiss-based blood fractionator which, until recently, was controlled by the Swiss Red Cross. Before joining ZLB in 1998, Mr Baronian was a senior international executive with the Johnson and Johnson group of companies rising to become vice-president - operations and a member of the worldwide management board for Ortho Clinical Diagnostics, based in Rochester, New York.

Dr J Connolly ED.D

A former President of New York Medical College for more than 10 years, Dr John Connolly is one of the United States' foremost experts on healthcare. He is a fellow of the New York Academy of Medicine, a fellow of the New York Academy of Sciences, a director of the New York Business Group on Health, a member of the President's Council of the United Hospital Fund, and a member of the executive committee of Funding First. Dr Connolly is involved extensively in healthcare and community activities and serves on a number of voluntary and corporate boards including the board of the American Lyme Disease Foundation and the board of advisors of the Whitehead Institute for Biomedical Research. Dr Connolly is also Chairman of the Genomics company AlphaGene Inc and President and CEO of Castle Connolly Medical Ltd.

Company Secretary

A Talbot BCOMM CA

Angela Talbot joined Gradipore in 1999 as Corporate Finance Manager. Ms Talbot was appointed Company Secretary in 2000. Ms Talbot is a Chartered Accountant and worked for an international accounting firm, Deloitte Touche Tohmatsu, for a period of 6 years prior to joining Gradipore Ltd. Ms Talbot is responsible for managing all finance and administration functions within the company.

Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of:

(a) research & development,

(b) manufacture and sale of electrophoresis, haematology & Gradiflow products.

No significant change to the nature of these activities occurred during the financial year.

Review of Operations

A summary of consolidated revenues and results is set out below:

	2001/$'000	2000/$'000
Operating loss before abnormal items	**(12,207)**	(6,045)
Abnormal items before income tax	-	-
Operating loss and abnormal items before income tax	**(12,207)**	(6,045)
Income tax attributable to the operating loss	-	-
Operating loss after income tax	**(12,207)**	(6,045)

No dividends were paid during the year and no dividend is recommended.

Comments on the operations and the results of those operations are set out in pages 6 to 10.

Earnings Per Share

	2001/Cents	2000/Cents
Basic Earnings per share	**(38.1)**	(23.5)
Diluted Earnings per share	**(22.8)**	(13.9)

Significant Change in State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) An increase in contributed equity of $4,885,002 (from $49,112,013 to $53,997,015). Details of the movements are shown in Note 17.

(b) Individually significant gains and expenses:	$'000
Expenses	
Gradipore Chair granted to Texas A&M university	(1,155)

Matters subsequent to the end of the financial year

Subsequent to the end of 30 June 2001, no matter or circumstance has significantly affected, or may significantly affect:

(a) *the consolidated entity's operations in future financial years, or*

(b) *the results of those operations in future financial years, or*

(c) the consolidated entity's state of affairs in future financial years.

Likely Developments and Expected Results of Operations

The likely developments in the operations of the consolidated entity constituted by Gradipore Ltd and the entities it controls are covered in the outline of the Company's activities, which can be found at pages 12 to 22.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Regulation

The consolidated entity has assessed whether there are any particular or significant environmental regulations which apply. It has determined that the risk of non-compliance is low and has not identified any compliance breaches during the year.

Meetings of Directors

The following table sets out the numbers of meetings of the company's Board of directors and meetings of each Board committee held during the year ended 30 June 2001 and the number of meetings attended by each director.

Meetings of committees

	Full meetings of Directors		Audit		Remuneration	
	A	B	A	B	A	B
R Block	12	12	2	2	2	2
M Cashmore	11	12	*	*	*	*
R Lieb	11	12	*	*	2	2
J Manusu	10	12	*	*	*	*
H.P Manusu	11	12	1	2	*	*
P Simpson	1	5	*	*	-	1
T Wawn	12	12	2	2	*	*

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year

* = Not a member of the relevant committee

Directors' and Executives' Emoluments

The remuneration committee, consisting of two non-executive directors and one executive director, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. All employees are also eligible to participate in the Gradipore Employee Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration and other terms of employment for the Managing Director and certain other senior executives are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The interests of each Director in the shares and share options of the company are also set out in Note 26 to the Financial Statements.

Details of the nature and amount of each element of the emoluments of each director of Gradipore Limited and each of the most highest remunerated officers of the company and the consolidated entity are as follows:

Non-executive Directors of Gradipore Limited

Name	Directors' Base Fee $	Consulting Fees $	Total $
Ray Block	35,000	-	35,000
Mark Cashmore	-	30,000	30,000
Perry Manusu	75,000	-	75,000
Peter Simpson	12,500	-	12,500

No options were granted to non-executive directors of the company during the year ended 30 June 2001.

Executive Directors of Gradipore Limited

Name	Base Salary $	Super-annuation $	Consulting Fees $	Other $	Total $
Robert Lieb	-	-	186,012	8,527	194,539
John Manusu	264,445	2,266	-	-	266,711
Tim Wawn	170,000	8,416	-	-	178,416

No options were granted to directors of the company during the year.

Other Executive Officers of Gradipore Limited and the consolidated entity

	Base Salary	Super $	Bonus $	Allowances $	Options $	Total $
W Dargan	80,000	6,400	37,500	10,800	-	134,700
H Nair	105,000	8,400	30,000	9,032	-	152,432

The amounts disclosed above for remuneration relating to options are the assessed fair values of options at the date they were granted to executive directors and other executives during the year ended 30 June 2001. Fair values have been assessed using the market value at the date of issue less the exercise price. The market value of the options at the date of issue was $4.27. The exercise price for the above options is $5.00. Therefore, no value has been assigned as remuneration.

Further information on the options, including the number of options granted to directors and other executives, is set out in the following sections of this report.

"Other executives" are officers who are involved in, concerned in, or who take part in, the management of the affairs of Gradipore Limited and/or related bodies corporate.

Share Options Granted to Directors and Most Highly Remunerated Officers

Options over unissued ordinary shares of Gradipore Limited granted during or since the end of the financial year to any of the directors or the most highly remunerated officers of the company and consolidated entity as part of their remuneration were as follows:

Other Executives of Gradipore Ltd	Options Granted
W Dargan	10,000
H Nair	10,000

The options were granted under the Gradipore Ltd Employee Option Plan on 1 March 2001.

Share Options

During the financial year Gradipore Ltd issued the following non-listed options:

Expiry Date	Exercise Price	Number
31 December 2004	$5.00	260,000
31 December 2004	$5.00	977,500
31 December 2004	$6.00	110,000
31 December 2001	$2.50	120,000

The company has not granted any share options since the end of the financial year.

During the financial year Gradipore Limited issued the following listed options:

Expiry Date	Exercise Price	Number
31 December 2001	$2.50	2,000

Shares Under Option

Unlisted ordinary shares of Gradipore Limited under option at the date of this report are as follows:

	Number	Issue Price of Shares	Expiry Date
Gradipore Employee Option Plan	1,195,930	$2.50	31 December 2001
Gradipore Employee Option Plan	174,367	$1.50	30 June 2002
Gradipore Employee Option Plan	977,500	$5.00	31 December 2004
Gradipore Employee Option Plan	110,000	$6.00	31 December 2004
Directors Option Plan	1,000,000	$4.00	31 December 2004
Directors & Employee Option Plan	3,440,000	$5.00	31 December 2004

The Employee Option Plan options are exercisable 30% on issue, 30% within one year and the remaining 40% on or before the expiry date.

The Directors options may not be exercised within 3 years from the date of issue but may be exercised any time thereafter up to the expiry date.

Listed ordinary shares of Gradipore Limited under option at the date of this report are as follows:

	Number	Issue Price of Shares	Expiry Date
Gradipore Listed Options	9,190,368	$2.50	31 December 2001

The above options are exerciseable at any time on or before the expiry date.

Shares issued on the exercise of options

A total of 194,570 ordinary shares of Gradipore Limited were issued during the year ended 30 June 2001 on the exercise of options granted under the Gradipore Employee Option Plan. No further shares have been issued since that date. The amount paid on each of the shares was as follows:

Issue Price	Number Converted
$1.50	25,300
$2.50	169,270
Total	**194,570**

No amounts are unpaid on any of the shares.

A total of 34,650 ordinary shares of Gradipore Limited were issued during the year ended 30 June 2001 on the exercise of the $2.50 listed options. No further shares have been issued since that date.

Insurance of Officers

During the financial year, Gradipore Limited paid a premium of $15,590 to insure the directors & officers of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity.

No indemnities have been taken out against the directors, officers or auditors as at the date of this report.

Rounding of amounts

The company is of a kind referred to in class order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases to the nearest dollar.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Law.

This report is made in accordance with a resolution of the directors.

TK Wawn DIRECTOR
SYDNEY
26 SEPTEMBER 2001

Corporate Governance Statement

The directors are responsible to the shareholders for the performance of the company in both the short and the longer term and seek to balance these sometime competing objectives in the best interests of the company as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the company including its controlled entities is properly managed. The Board draws on relevant corporate governance principles to assist it to contribute to the performance of the company.

The functions of the Board include:

- Review and approval of corporate strategies, the annual budget and financial plan;
- Overseeing and monitoring organisational performance and the achievement of the company's strategic goals and objectives;
- Monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company's auditors;
- Appointment of, and assessment of the performance of, the Managing Director and the members of the senior leadership team;
- Ensuring there are effective management processes in place and approving major corporate initiatives;
- Enhancing and protecting the reputation of the organisation;
- Ensuring the significant risks facing the company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place, and
- Reporting to shareholders.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The Board operates in accordance with the broad principles including the following:

- The Board should be comprised of both executive and non-executive directors with a majority of non-executive directors.

At the date of signing the directors' report the Board consisted of four non-executive directors and three executive directors, Mr J Manusu, Mr R Lieb & Mr T Wawn.

Further information about the directors is set out in the directors' report on pages 24 to 30.

- In recognition of the importance of independent views and the Board's role in supervising the activities of the management, the role of Executive Chairman and the Managing Director have been split.
- The Chairman of the Board is elected by the full Board and should meet regularly with the Managing Director.
- There is sufficient benefit to the company in maintaining a mix of directors on the Board from different backgrounds with complementary skills and experience.
- The Board undertakes an annual Board performance review and considers the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the company.

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. Current committees are the audit & remuneration committee. Each is comprised of a majority of non-executive directors. The committee structure and membership is reviewed on an annual basis. A policy of rotation of committee members applies.

All matters determined by committees are submitted to the full Board as recommendations for Board decisions.

The Company's constitution specifies that all directors (with the exception of the Managing Director) must retire from office no later than the third annual general meeting (AGM) following their last election.

In addition the Board seeks to ensure that the membership at any point in time represents an appropriate balance between directors with experience and knowledge of the company and directors with an external or fresh perspective.

Commitment

The Board meets for 12 Board meetings during the year. On a quarterly basis these meetings address corporate strategy and performance assessment. At least two of the quarterly meetings are held in the United States of America.

Audit Committee

The Audit Committee is comprised of two non-executive directors, R Block (Chairman) and H. P Manusu, and one executive director, T Wawn.

The main responsibilities of the audit committee are to:

- Review and report to the Board on the annual and half-year financial reports and all other financial information published by the company or released to the market
- Assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - Effectiveness and efficiency of operations
  - Reliability of financial reporting
  - Compliance with applicable laws and regulations
- Oversee the effective operation of the risk management framework, and
- Recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities, the audit committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year – more frequently if necessary. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit committee or the Chairman of the Board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Remuneration Committee

The remuneration committee consists of the following directors:

Ray Block

Robert Lieb CHAIRMAN

Leslie Webb

The remuneration committee, consisting of two non-executive directors & one executive director, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. All employees are also eligible to participate in the Gradipore Employee Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and other terms of employment for the Managing Director and certain other senior executives are formalised in service agreements.

Independent Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the company's expense. Prior written approval from the Chairman is required, but this will not be unreasonably withheld.

Ethical Standards

At all times all company personnel are expected to act with the utmost integrity, objectivity and honesty including in their dealings with each other, competitors, customers, suppliers, the Company and the community.

Statements of financial performance FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Revenues from sale of goods	2	**3,138**	1,792	**3,106**	1,792
Cost of sales		**1,440**	1,168	**1,402**	1,168
Gross Profit		**1,698**	624	**1,704**	624
Other revenues from operating activities	2	**5,266**	2,005	**5,266**	2,005
Other expenses from operating activities					
Marketing		**(3,466)**	(774)	**(1,621)**	(774)
Administration		**(9,350)**	(4,735)	**(11,313)**	(4,735)
Research and Development		**(5,877)**	(3,004)	**(5,853)**	(3,004)
Borrowing costs		**(478)**	(161)	**(478)**	(161)
(Loss) from ordinary activities before income tax expense	3	**(12,207)**	(6,045)	**(12,295)**	(6,045)
Income tax expense	4	-	-	-	-
***(Loss) from ordinary activities after* income tax expense**		**(12,207)**	(6,045)	**(12,295)**	(6,045)
Total changes in equity other than those resulting from transactions with owners as owners	18	**(12,207)**	(6,045)	**(12,295)**	(6,045)
		Cents	**Cents**		
Basic earnings per share		(38.1)	(23.5)		
Diluted earnings per share	20	(22.8)	(13.9)		

The above Statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Current Assets					
Cash assets	5	**12,261**	22,504	**12,102**	22,504
Receivables	6	**1,784**	607	**1,679**	607
Inventories	7	**585**	249	**546**	249
Property	8	**-**	1,740	**-**	1,740
Total Current Assets		**14,630**	25,100	**14,327**	25,100
Non-Current Assets					
Receivables	9	**-**	-	**308**	-
Investments	27	**-**	-	**-**	-
Property, plant and equipment	10	**14,637**	10,864	**14,517**	10,864
Other	11	**9,561**	9,001	**9,561**	9,001
Total Non-Current Assets		**24,198**	19,865	**24,386**	19,865
Total Assets		**38,828**	44,965	**38,713**	44,965
Current Liabilities					
Payables	12	**1,293**	627	**1,266**	627
Interest bearing liabilities	13	**733**	95	**733**	95
Provisions	14	**421**	281	**421**	281
Total Current Liabilities		**2,447**	1,003	**2,420**	1,003
Non-Current Liabilities					
Interest bearing liabilities	15	**13,870**	14,029	**13,870**	14,029
Provisions	16	**67**	23	**67**	23
Total Non-Current Liabilities		**13,937**	14,052	**13,937**	14,052
Total Liabilities		**16,384**	15,055	**16,357**	15,055
Net Assets		**22,444**	29,910	**22,356**	29,910
Equity					
Parent equity interest					
Contributed equity	17	**53,997**	49,256	**53,997**	49,256
Reserves	18	**-**	283	**-**	283
Accumulated losses	18	**(31,553)**	(19,629)	**(31,641)**	(19,629)
Total Equity		**22,444**	29,910	**22,356**	29,910

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Cash Flows from Operating Activities					
Receipts from customers (inclusive of goods and services tax)		2,644	2,424	2,644	2,424
Payments to suppliers and employees (inclusive of goods and services tax)		(16,389)	(9,358)	(16,688)	(9,358)
		(13,745)	(6,934)	(14,044)	(6,934)
Interest received		1,853	983	1,853	983
Interest paid		(478)	(122)	(478)	(122)
Start Grant Funding received		1,059	979	1,059	979
Net cash (outflow) from operating activities	22	(11,311)	(5,094)	(11,610)	(5,094)
Cash Flows from Investing Activities					
Payment for non-current assets		(4,776)	(10,137)	(4,636)	(10,137)
Proceeds on sale of Land & Buildings		1,745	-	1,745	-
Escrow monies drawn from/ (placed on) fixed deposit		(561)	(1,552)	(561)	(1,552)
Net cash (outflow) from investing activities		(3,592)	(11,689)	(3,452)	(11,689)
Cash Flows from Financing Activities					
Proceeds from issue of shares		4,742	30,169	4,742	30,169
Proceeds from borrowings		-	6,000	-	6,000
Repayment of borrowings		-	(1,500)	-	(1,500)
Repayment of lease liability		(82)	(47)	(82)	(47)
Net cash inflow from financing activities		4,660	34,622	4,660	34,622
Net Increase (Decrease) in Cash Held		(10,243)	17,839	(10,402)	17,839
Cash at the beginning of the financial year		22,504	4,665	22,504	4,665
Cash at the End of the Financial Year	5	12,261	22,504	12,102	22,504
Financing arrangements	15				
Non-cash financing and investing activities	31				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1

Summary of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

As a result of applying the revised Accounting Standard AASB *1018 Statement of Financial Performance*, revised AASB 1034 *Financial Report Presentation and Disclosures* and ASSB 1040 *Statement of Financial Position* for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Gradipore Limited as at 30 June 2001 and the results of all controlled entities for the year then ended. Gradipore Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated profit and loss statement and balance sheet respectively.

Where control of an entity is obtained during the financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

No provision is made for additional taxes which could become payable if certain reserves of the foreign controlled entity were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

(c) Foreign Currency Transactions and Balances

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(ii) Foreign controlled entity

As the foreign controlled entity is an integrated foreign operation, its accounts have been translated using the temporal method whereby monetary items are translated at the exchange rates current at balance date and non-monetary items are translated at exchange rates prevailing at the relevant transaction date. Exchange differences arising on translation are taken to the profit and loss.

(d) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(e) Revenue Recognition

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Operating Revenue

Operating revenue represents revenue earned from the sale of the economic entity's products net of returns, trade allowances and duties and taxes paid. A sale is recorded when goods have been despatched to customer pursuant to a sales order and the associated risks have passed to the carrier or customer.

(ii) Other Revenue

Other revenue includes interest income on term deposits, contract income from R&D contracts and Government revenue from the Start Grant funding.

(f) Receivables

All trade debtors are recognised at the amount receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible, are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

Bills of exchange have been purchased in the market at a discount to face value. The bills are carried at an amount representing cost and a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(g) Inventories
Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials and direct labour, and is assigned to stock on the basis of specific identification.

(h) Recoverable Amount of Non-Current Assets
The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in the net profit or loss in the reporting period in which the recoverable amount write-down occurs.

(i) Revaluation of Non-Current Assets
Land and Buildings are revalued at three yearly intervals.

Revaluations reflect independent assessment of the fair market value of land and buildings based on existing use.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in respect of that class of asset previously recognised as an expense in the net profit or loss, the increment is recognised immediately as revenue in net profit or loss.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non current assets, but not otherwise.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for tax will crystallise.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

(j) Depreciation of Property, Plant and Equipment
Depreciation is calculated on a straight-line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

Buildings	40 years
Plant and equipment	5-7 years

(k) Leased Non Current Assets
A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The leased asset is amortised on a straight-line basis over the term of the lease, where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting dates are being amortised over 3 years.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) Trade and Other Creditors
These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(m) Interest Bearing Liabilities
Loans are carried at their principal amounts, which represent the present value of future cashflows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(n) Maintenance and Repairs
Plant of the consolidated entity is required to be overhauled on a regular basis. This is managed as part of an ongoing major cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component asset, in which case the costs are capitalised and depreciated in accordance with note 1(j). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.

(o) Goods and services tax system changes
Costs incurred to update existing systems or to design, develop and implement new systems to deal with the GST are charged as expenses as incurred, except where they result in an enhancement of future economic benefits and are recognised as an asset.

(p) Web Site costs
Costs in relation to web sites controlled by a controlled entity are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over their period of expected benefit. Generally, costs in relation to feasibility studies during the planning phase of a web site, and ongoing costs of maintenance during the operating phase are considered to be expenses.

(q) Employee Entitlements

(i) Wages and Salaries, Annual Leave and Sick Leave
Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

(ii) Long Service Leave
A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation
Contributions to superannuation plans are charged as an expense when the contributions are paid or become payable.

(r) Borrowing Costs
Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

(s) Cash
For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(t) Earnings Per Share

(i) Basic Earnings Per Share
Basic earnings per share is determined by dividing the operating profit after income tax and preference share dividends attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings Per Share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that will probably arise from the exercise of options outstanding during the financial year.

(u) Research and Development Costs
Costs incurred on research and development are deferred until future periods to the extent that they are expected beyond any reasonable doubt to be recoverable. Given the current stage of development of the company, all research and development costs are expensed as incurred.

(v) Research and Development Syndication
During previous financial years the economic entity entered into two R&D syndicates. These syndicates involve the license of certain technology by the economic entity to those syndicates and the agreement of the economic entity to undertake R&D projects on behalf of the syndicates, with a view to developing commercially viable new technology.

In certain circumstances, the economic entity may be obliged to acquire the results of the R&D conducted for the syndicates. The funding arrangements of the syndicates require that the proceeds of the non-exclusive licence to use core technology owned by the economic entity be placed on deposit by the economic entity, together with any undrawn balance relating to the contracted R&D. The transaction documents for these syndicates provide that these deposits, together with interest earned on the deposits, may only be used for the conduct of the agreed R&D and to fully fund any acquisition obligations that may arise. The interest rate used for calculating the net present value of expected cash outflows is the same as the fixed rate of earnings on the deposits.

Consequently, the only profit impact in subsequent accounting periods will be as a result of adjustments to the actual and expected cash inflows and outflows resulting from changes in the timing of R&D undertaken, changes in tax rates and available tax losses, commercialisation payments and any other as yet unforeseen factors.

(w) Rounding of amounts
The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Note 2
Revenue

	Consolidated		Parent Entity	
	2001/$000	2000/$000	2001/$000	2000/$000
Revenue from operating activities				
Sale of goods	**3,138**	1,792	**3,106**	1,792
Revenue from outside the operating activities				
Interest	**1,841**	1,026	**1,841**	1,026
Proceeds on sale of land and buildings	**1,745**	-	**1,745**	-
Government Grants	**1,486**	979	**1,486**	979
Other	**194**	-	**194**	-
	5,266	2,005	**5,266**	2,005
Revenue from ordinary activities	**8,404**	3,797	**8,372**	3,797

Note 3
Loss from ordinary activities

(a) Net gains and expenses:-

Loss from ordinary activities before income tax includes the following specific net gains and expenses:

Cost of sales of goods	1,440	1,168	1,402	1,168
Depreciation:				
Buildings	370	57	370	57
Plant and equipment	530	333	510	333
Amortisation:				
Plant and equipment under finance lease	63	92	63	92
Other charges against assets				
Bad and doubtful debts - trade debtors	13	(24)	13	(24)
Provision against intercompany receivable	-	-	2,200	-
Borrowing costs:				
Borrowing costs	-	40	-	40
Interest and finance charges paid/payable	478	121	478	121
(Gain)/loss on foreign exchange	(143)	33	(74)	33
Net loss on disposals of property, plant and equipment	35	-	35	-
Other provisions				
Employee entitlements	184	30	184	30
Rental expense relating to operating leases	86	-	86	-

(b) Individually significant items:-

Texas A&M Chair	1,155	-	1,155	-

During the year the company sponsored a research and development collaboration with the Texas A&M University resulting in the establishment of the Gradipore Chair of separation science and entry into new separation markets.

Note 4

Income Tax

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
(a) The income tax on the operating loss is reconciled to the income tax provided in the accounts as follows:				
(Loss) from ordinary activities before income tax expense	(12,207)	(6,045)	(12,295)	(6,045)
Income tax calculated @ 34% (2000 – 36%)	(4,150)	(2,176)	(4,180)	(2,176)
Tax effect of permanent differences	-	-	-	-
Non-deductible put option liability in relation to R&D syndications	191	189	191	189
Income tax (benefit) applicable to current year	(3,959)	(1,987)	(3,989)	(1,987)
Tax effect of carried forward tax losses not brought to account	3,959	1,987	3,989	1,987
Total Income Tax expense	-	-	-	-

(b) The directors estimate that the potential future income tax benefit at 30 June 2001 in respect of tax losses not brought to account is $6,814,000 (2000: $3,964,000). The future income tax benefit at 30 June 2001 in respect of timing differences brought to account is $791,000 (2000: $15,000).

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity, and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation, and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Adjustment to deferred income tax balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000. As a consequence, deferred tax balances were remeasured during the years ended 30 June 2000 and 2001 using the appropriate new rates, depending on the timing of their reversal.

Note 5

Current Assets – Cash Assets

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Cash on hand	2	1	-	1
Cash at bank	1,130	9,639	973	9,639
Cash on deposit	3,165	-	3,165	-
Bills of exchange	7,964	12,864	7,964	12,864
	12,261	22,504	12,102	22,504
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cashflows as follows:				
Balances as above	12,261	22,504	12,102	22,504
Balance as per Statement of Cash Flows	12,261	22,504	12,102	22,504

Deposits at Call

The deposits are bearing floating interest rates of 4.5%.

Bills of Exchange

Bills are generally subject to credit risk in the event of default by the acceptor. However, the risk has been mitigated by ensuring the bank has accepted the full amount of the bill. The bills have a face value of $8m (2000-$13m) and will mature in July 2001. The average interest rate is 5.06%.

Note 6

Current Assets – Receivables

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Trade debtors	631	508	599	508
Less: provision for doubtful debts	(12)	(3)	(12)	(3)
	619	505	587	505
Other debtors & prepayments	1,165	102	1,092	102
	1,784	607	1,679	607

Other Debtors

These amounts generally arise from transactions outside the usual operating activities of the consolidated entity.

Note 7

Current Assets - Inventories

Raw materials – at cost	264	80	264	80
Work in progress – at cost	142	-	142	-
Finished goods – at cost	179	169	140	169
	585	249	546	249

Note 8

Current Assets – Other

Land and buildings				
At directors valuation 2000	-	1,740	-	1,740
	-	1,740	-	1,740

During the financial year the North Ryde property was sold.

Note 9

Non-current Assets – Receivables

Receivable from wholly owned entities	-	-	2,508	-
Less: Provision	-	-	(2,200)	-
	-	-	308	-

Given the current start up nature of the US operations, the parent entity has funded working capital requirements during the financial year. As at 30 June 2001, the directors have provided partially against the funding.

Note 10

Non-current Assets - Property, plant and equipment

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Land and buildings - at cost	12,583	8,478	12,583	8,478
Less: accumulated depreciation	(403)	(33)	(403)	(33)
	12,180	8,445	12,180	8,445
Total land and buildings	12,180	8,445	12,180	8,445
Plant and equipment – at cost	3,645	3,082	3,504	3,082
Less: accumulated depreciation	(1,251)	(810)	(1,230)	(810)
Total plant, equipment and furniture	2,394	2,272	2,274	2,272
Plant and equipment under finance lease	126	281	126	281
Less: accumulated amortisation	(63)	(134)	(63)	(134)
	63	147	63	147
	14,637	10,864	14,517	10,864

Valuations of land and buildings

An independent valuation of the company's Land and Buildings was carried out in May 2001. This valuation, which was based upon market value existing use, indicated a value of $11.75m. The Directors do not consider that a permanent diminution in value has occurred and have chosen not to write down the value of Land and Buildings as at 30 June 2001.

Non-current assets pledged as security

Refer to note 15 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold land & Buildings 000's	Plant & Equipment 000's	Leased plant & equipment 000's	Total 000's
Consolidated				
Carrying amount at 1 July 2000	8,445	2,272	147	10,864
Additions	4,105	711	126	4,942
Disposals	-	(59)	(147)	(206)
Depreciation & amortisation expense	(370)	(530)	(63)	(963)
Carrying amount at 30 June 2001	12,180	2,394	63	14,637
Parent Entity				
Carrying amount at 1 July 2000	8,445	2,272	147	10,864
Additions	4,105	571	126	4,802
Disposals	-	(59)	(147)	(206)
Depreciation & amortisation expense	(370)	(510)	(63)	(943)
Carrying amount at 30 June 2001	12,180	2,274	63	14,517

Note 11
Non Current Assets - Other

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Restricted deposits – R&D Syndicates	8,536	7,976	8,536	7,976
Restricted deposits – Other	1,025	1,025	1,025	1,025
	9,561	9,001	9,561	9,001

R&D Syndicate restricted deposit
These deposits can only be used for the conduct of the contracted R&D or, in certain circumstances, in satisfaction of the economic entity's obligations to acquire third party interests in the syndications.

Other restricted deposits
The other restricted deposits include a $1m deposit, which is held as security for the $6m loan, as well as a security bond. They bear floating interest rates between 4.88% and 6.1%.

Note 12
Current liabilities - Payables

Current – unsecured				
Trade creditors	792	327	765	327
Other creditors and accruals	501	300	501	300
	1,293	627	1,266	627

Note 13
Current liabilities – Interest bearing liabilities

Secured				
Bank loans*	700	-	700	-
Lease liability	33	95	33	95
	733	95	733	95

* Refer to note 15 for the non current portion of this loan.

Further information relating to the security on the interest bearing liabilities is set out in note 15.

Note 14
Current Liabilities – Provisions

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Provision for Employee Entitlements				
Annual leave	368	234	368	234
Long service leave	53	47	53	47
	421	281	421	281

Net fair values
The Directors consider the carrying amounts for provisions for employee entitlements approximate their fair values.

Note 15

Non-current liabilities – Interest bearing liabilities

Secured				
Lease liability	33	53	33	53
Bank loan	5,300	6,000	5,300	6,000
R&D syndications - Put Liability	8,537	7,976	8,537	7,976
Total non current interest bearing liabilities	13,870	14,029	13,870	14,029

Secured liabilities				
Total secured liabilities (current and non-current) are:				
Lease liabilities	66	148	66	148
Bank loan	6,000	6,000	6,000	6,000
R&D syndications - Put Liability	8,537	7,976	8,537	7,976
	14,603	14,124	14,603	14,124

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The bank loan is subject to yearly review and is available until June 2003. The bank loan of the parent entity and controlled entities is secured by first mortgage over the Frenchs Forest premises and a restricted deposit of $1m (Refer to note 11).

The R&D syndications put liability is recorded at its present value. The discount rate used for calculating the net present value of expected cash outflows is the same as the rate of earnings on the deposits (Refer to notes 11 and 29).

Assets pledged as security
The carrying amounts of non-current assets pledged as security are:

	Notes				
First mortgage					
Freehold land and buildings	10	12,180	8,445	12,180	8,445
Finance lease					
Plant and equipment under finance lease	10	63	147	63	147
Total assets pledged as security		12,243	8,592	12,243	8,592

Financing arrangements				
The economic entity has access to the following financing facilities at the end of the financial year:				
Total facilities				
Bank Loan facility	6,000	6,000	6,000	6,000
Used at balance date	6,000	6,000	6,000	6,000
Unused at balance date	-	-	-	-

Note 16

Non-current liabilities – Provisions

	Consolidated		Parent Entity	
	2001/$000	2000/$000	2001/$000	2000/$000
Provision for Employee Entitlements				
Long service leave	67	23	67	23
	67	23	67	23

Note 17

Contributed Equity

		Parent Entity 2001 Shares	Parent Entity 2000 Shares	Parent Entity 2001/$000	Parent Entity 2000/$000
(a) Share Capital					
Ordinary Shares – fully paid	(d)	32,516,443	31,181,993	53,997	49,112
Non-Redeemable Converting preference shares	(c)	-	159,527	-	144
		32,516,443	31,341,520	53,997	49,256

(b) Movements in ordinary share capital of the company during the past two years were as follows:

Date	Details	Notes	Number of Shares	Issue Price	2001/$000
01-07-1999	Opening balance		15,986,945		15,275
15-09-1999	*Conversion of debentures*		1,111,111	$0.90	1,000
15-01-2000	Share issue		2,330,116	$5.90	13,748
15-01-2000	*Share issue in lieu of services*		36,000	-	-
15-10-1999	Proceeds from Share Purchase Plan		448,420	$4.53	2,031
07-04-2000	Proceeds from Share Purchase Plan		1,146,745	$7.02	8,050
01-07-99 to 30-06-00	Conversion of Preference Shares		2,997,353	$0.90	2,698
01-07-99 to 30-06-00	Conversion of listed options		5,139,919	$0.75	3,855
01-07-99 to 30-06-00	Conversion of listed options		73,901	$2.50	184
01-07-99 to 30-06-00	Conversion of employee options		268,150	$1.08	290
01-07-99 to 30-06-00	Conversion of employee options		100,000	$1.30	130
01-07-99 to 30-06-00	Conversion of employee options		500,000	$2.00	1,000
01-07-99 to 30-06-00	Conversion of employee options		571,600	$0.75	429
01-07-99 to 30-06-00	Conversion of employee options		337,633	$1.50	506
01-07-99 to 30-06-00	Conversion of employee options		134,100	$2.50	335
	Less: Transaction costs arising on share issue				(419)
30-06-00	Balance		31,181,993		49,112
01-07-00 to 31-12-01	Conversion of Preference Shares	(c)	159,527	$0.90	143
27-09-00	Proceeds from Share Purchase Plan		771,182	$4.96	3,825
24-04-01	*Proceeds from Share Purchase Plan*		98,795	$3.30	326
01-07-00 to 30-06-01	Conversion of listed options		75,726	$0.75	57
01-07-00 to 30-06-01	*Conversion of listed options*		34,650	$2.50	87
01-07-00 to 30-06-01	Conversion of employee options		25,300	$1.50	38
01-07-00 to 30-06-01	Conversion of employee options		169,270	$2.50	423
	Less: Transaction costs arising on share issue				(14)
30-06-01	Balance		32,516,443		53,997

(c) Movements in non-redeemable converting preference shares of the company during the past year were as follows:

Date	Details	Number of Shares	Issue Price	2001/$000
01-07-00	Opening balance	159,527	$0.90	144
31-12-00	Conversion of preference shares	(159,527)	$0.90	(144)
30-06-01	Balance	-		-

Non redeemable 10% converting preference shares converted into ordinary shares on 31 December 2000.

(d) Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 18

Reserves and accumulated losses

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
(a) Reserves				
Asset revaluation reserve	-	64	-	64
Capital profits reserve	-	219	-	219
	-	283	-	283
Movements:				
Asset Revaluation Reserve				
Balance 1 July 2000	64	831	64	831
Decrement on revaluation of freehold land and building during the year	-	(767)	-	(767)
Realised on the sale of freehold land and buildings during the year	(64)		(64)	
Balance 30 June 2001	-	64	-	64
Capital Profits Reserve				
Balance 1 July 2000	219	219	219	219
Transfer to accumulated losses	(219)	-	(219)	-
Balance 30 June 2001	-	219	-	219
(b) Accumulated losses				
Accumulated losses at the beginning of the financial year	(19,629)	(13,584)	(19,629)	(13,584)
Net loss attributable to members of Gradipore Ltd and Controlled Entities	(12,207)	(6,045)	(12,295)	(6,045)
Aggregate of amounts transferred from reserves	283	-	283	-
Accumulated losses at the end of the financial year	(31,553)	(19,629)	(31,641)	(19,629)

(c) Dividends

No dividends have been paid or provided for (2000: Nil). There are no available franking credits as at 30 June 2001.

(d) Nature and purpose of reserves

(i) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy note 1(i). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus to shareholders and is only available for the payment of cash dividend in limited circumstances as permitted by law.

Note 19

Options

	01/7/00 Balance	Additions	Exercised	30/6/01 Balance
(a) Listed options The Parent Entity has on issue 9,190,368 (2000: 9,223,018) listed options which are exercisable as follows: By the payment of $2.50 at any time up to and including 31 December 2001	9,223,018	2,000	34,650	9,190,368
	9,223,018	2,000	34,650	9,190,368
(b) Unlisted options The Parent Entity has on issue 6,897,797 unlisted options (2000: 5,624,867) to employees and directors. These options are exercisable as follows: by the payment of $1.50 at any time prior to 30 June 2002	199,667		25,300	174,367
by the payment of $2.50 at any time prior to 31 December 2001	1,245,200	120,000	169,270	1,195,930
by the payment of $5.00 at any time prior to 31 December 2004	3,180,000	260,000		3,440,000
by the payment of $4.00 at any time prior to 31 December 2004	1,000,000			1,000,000
by the payment of $5.00 at any time prior to 31 December 2004	-	977,500		977,500
by the payment of $6.00 at any time prior to 31 December 2004	-	110,000		110,000
	5,624,867	1,467,500	194,570	6,897,797

Note 20

Earnings per share

	Consolidated 2001/cents	2000/cents
Basic (losses) per share – cents per share	(38.1)	(23.5)
Diluted (losses) per share – cents per share	(22.8)	(13.9)
Weighted average number of shares used as the denominator Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share and alternative basic earnings per share	32,049,286	25,574,030

Information concerning the classification of securities

(a) Options
Options granted to employees under the Gradipore Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 19.

(b) 10% Non-Redeemable converting Preference shares
The 10% non-redeemable converting preference shares were not ordinary or potential ordinary shares and have not been included in the determination of basic or diluted earnings per share. These shares were classified as equity during the year - see note 17(c).

Note 21
Remuneration of auditors

	Consolidated		Parent Entity	
	2001/$	2000/$	2001/$	2000/$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of parent entity - PricewaterhouseCoopers Australian firm	63,500	48,000	63,500	48,000
	63,500	48,000	63,500	48,000
Remuneration for other services:				
Auditor of parent entity - PricewaterhouseCoopers Australian firm	64,522	62,223	64,522	62,223
Related practices of the auditor of the parent entity (including overseas PricewaterhouseCoopers firms)	20,490	-	-	-
	85,012	62,223	64,522	62,223

Note 22
Reconciliation of operating loss to net cash provided by operating activities

	Consolidated		Parent Entity	
	2001/$000	2000/$000	2001/$000	2000/$000
Operating loss after tax	(12,207)	(6,045)	(12,295)	(6,045)
Adjustment for non-cash items:				
Provision for doubtful debts	9	(24)	9	(24)
Net loss on sale of non current assets	35	-	35	-
Depreciation & Amortisation	963	482	943	482
Recording of Core Technology Put option	561	527	561	527
Net cash provided by operating activities before changes in assets and liabilities	(10,639)	(5,060)	(10,747)	(5,060)
(Increase) in inventories	(336)	(108)	(297)	(108)
Increase in Employee entitlements	184	(30)	184	(30)
(Increase) in trade debtors and bills of exchange	(123)	(141)	(91)	(141)
Increase in creditors and borrowings	666	(486)	639	(486)
(Increase) in other debtors	(1,063)	731	(1,298)	731
Net cash flows from operating activities	(11,311)	(5,094)	(11,610)	(5,094)

Details of credit standby arrangements and loan facilities are included in Note 15.
Non cash financing and investing activities are disclosed in Note 31.

Note 23

Remuneration of directors

	Directors of Entities in the Consolidated Entity 2001	2000	Directors of Parent Entity 2001	2000
(a) Income paid or payable, or otherwise made available to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities:	792,166	627,809	792,166	627,809

(b) The numbers of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

	Number 2001	2000
Income between		
$10,000 - $19,999	1	-
$20,000 - $29,999	-	2
$30,000 - $39,999	2	1
$70,000 - $79,999	1	1
$110,000 - $119,999	-	1
$160,000 - $169,999	-	1
$170,000 - $179,999	1	1
$190,000 - $199,999	1	-
$260,000 - $269,999	1	-
	7	7

No options were granted to or exercised by directors of Gradipore Ltd in the financial year ended 30 June 2001.

Note 24

Remuneration of executives

	Executive Officers of the Consolidated 2001/$	2000/$	Entity Executive Officers of the Parent Entity 2001/$	2000/$
Remuneration received, or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (including directors) whose remuneration was at least $100,000:				
Executive officers of the parent entity	732,259	799,467	732,259	799,467
Executive officers of other entities in the consolidated entity	-	-	-	-
	732,259	799,467	732,259	799,467

Options are granted to executive officers under the Gradipore Option plan. A summary of the numbers of options granted to and exercised by Australian based executive officers during the year ended 30 June 2001 is set out below.

	Granted	Exercised	Outstanding
Australian based executive officers of the parent entity	20,000	-	20,000
Australian based executive officers of other entities in the consolidated entity	-	-	-
	20,000	-	20,000

The numbers of Australian based executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands are as follows:

	Executive Officers of the Consolidated Entity Number		Executive Officers of the Parent Entity Number	
	2001	2000	2001	2000
$130,000 - $139,999	1	2	1	2
$150,000 - $159,999	1	-	1	-
$160,000 - $169,999	-	1	-	1
$170,000 - $179,999	1	1	1	1
$190,000 - $199,999	-	1	-	1
$260,000 - $269,999	1	-	1	-

The amounts disclosed above for remuneration of executive officers include the assessed fair values at the date they were granted of options granted to executive officers during the year ended 30 June 2001. Fair values have been assessed using the market value at the date of issue less the exercise price.

Note 25

Employee entitlements

	Consolidated		Parent Entity	
	2001/$000	2000/$000	2001/$000	2000/$000
Employee entitlement liabilities				
Provision for employee entitlements				
Current (note 14)	421	281	421	281
Non-current (note 16)	67	23	67	23
Aggregate employee entitlement liability	488	304	488	304
	Number		Number	
Employee numbers				
Average number of employees during the financial year	85	57	81	57

Gradipore Option Plan

The establishment of the Gradipore Option Plan was approved by special resolution at the annual general meeting of the company held on 14 December 1996. All full time employees of Gradipore Ltd and its controlled entities who have been continuously employed by the company or a controlled entity for a period of one year are eligible to participate in the plan.

During the year the following options were granted under the plan to eligible employees:

Expiry Date	Exercise Price	Number
31 December 2004	$5.00	260,000
31 December 2004	$5.00	977,500
31 December 2004	$6.00	110,000
31 December 2001	$2.50	120,000

Each option is convertible into one ordinary share at any time on or before the expiry date at a fixed exercise price per share.

A total of 194,570 ordinary shares were issued during the year ended 30 June 2001 on the exercise of options granted under the plan for total consideration of $461,000.

The number of unissued ordinary shares under these options at 30 June 2001 is 2,837,797. The market price per ordinary share at that date was $3.37.

Options are granted for no consideration. The amount received on the exercise of options is recognised as issued capital at the date of the issue of the shares. The amount so recognised during the year ended 30 June 2001 was $461,000 (2000: $2,690,000).

Note 26

Related party transactions

(a) Directors in office at any time during the year

R Block
M Cashmore
R Lieb
H. P Manusu
J Manusu
T Wawn
P Simpson held office as a director until his resignation on 11 December 2000.

(b) Remuneration and Retirement Benefits

Information on remuneration of directors is disclosed in note 23.

(c) Transactions of Directors and Director Related Entities concerning shares and share options

Aggregate numbers of shares and share options of Gradipore Limited acquired or disposed of by directors of the company and consolidated entity or their director related entities from the company:

	Ordinary shares	Non Red. Converting Pref Shares	Options
Acquisitions	46,067	-	8,835
Conversion	-	-	-
Disposals/Expiry	60,000	-	-

(d) Directors' interests in shares and share options

Aggregate numbers of shares and share options of Gradipore Limited held directly or indirectly by directors of the company and the consolidated entity or their director related entities:

	2001 No. Ordinary shares	No. Non Red. Con. Pref Shares	No. Options	2000 No. Ordinary shares	No. Non Red.Con. Pref Shares	No. Options
Equity Interests Directors and director-related entities hold directly, indirectly or beneficially the following equity interests in the chief entity as at the reporting date:						
R Block	19,000	-	200,000	-	-	200,000
M Cashmore	1,422,934	-	674,310	1,422,934	-	674,310
R Lieb	-	-	1,000,000	-	-	1,000,000
H. P Manusu	2,860,324	-	1,419,057	2,855,574	-	1,410,222
J Manusu	1,698,232	-	1,422,834	1,715,915	-	1,422,834
P Simpson[1]	-	-	-	-	-	200,000
T Wawn	770,041	-	1,313,090	790,041	-	1,313,090

[1] Resigned as director on 11 December 2000.

Note 27
Investments in controlled entities

	Cost of Parent Entity's Investment 2001/$000	2000/$000
Non current		
Share in controlled entities – at cost	-	-

Name of entity	Country of Incorporation	Class of share	Equity Holding 2001/%	2000/%
Bio Process Laboratories Pty Limited	Australia	Ordinary	100	100
Lensted Pty Ltd	Australia	Ordinary	100	100
Gradipore Inc	United States	Ordinary	100	100

The Australian controlled entities have been granted relief from the neccesity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities & Investment Commission.

Note 28
Segment reporting

The economic entity is based in Australia and is involved in the research, development, manufacturing and marketing of electrophoretic and haematology products for Australian and overseas markets.

	Electrophoresis		Haematology		Other		Consolidated	
	2001 $000	2000 $000	2000 $000	2000 $000	2001 $000	2000 $000	2001 $000	2000 $000
Industry segments								
Operating revenue: Sales to customers outside the consolidated entity	458	128	2,082	1,592	598	72	3,138	1,792
Unallocated revenue		-		-	5,266	2,005	5,266	2,005
	458	128	2,082	1,592	5,864	2,077	8,404	3,797

Due to the current small size of its operations, the company is unable to report breakdown of its results or assets by industry segment.

	Australia		Overseas		Consolidated	
	2001/$	2000/$	2001/$	2000/$	2001/$	2000/$
Geographical segments						
Operating revenue:						
Sales to customers outside the consolidated entity	508	512	2,630	1,280	3,138	1,792
Unallocated revenue	5,266	2,005	-	-	5,266	2,005
	5,774	2,517	2,630	1,280	8,404	3,797

Due to the current small size of its operations, the company is unable to report the breakdown of its results or assets by geographical segment.

Note 29

Financial Instruments

(a) Credit Risk Exposures

The carrying amounts of financial assets included in the consolidated balance sheet represent the economic entity's maximum exposure to credit risk in relation to these assets.

Bills of exchange, which have been purchased at a discount to face value, are carried on the balance sheet at an amount less than the amount realisable at maturity. However, the risk has been mitigated by ensuring that a percentage of the bills have been accepted by the bank.

(b) Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial instruments at balance date are:

	Notes	Weighted average effective interest rate	Floating interest rate	Fixed Interest Rate Maturities 1 year or less	Fixed Interest Rate Maturities 1 to 5 years	Non-interest bearing	Total
		%	$000	$000	$000	$000	$000
30 June 2001							
Financial assets							
Cash on hand	5	3.60	-	4,297	-	-	4,297
Bills of Exchange	5	5.06	-	7,964	-	-	7,964
Restricted Deposit	11	4.92	-	-	1,000	-	1,000
Restricted Deposit	11	6.10	-	-	25	-	25
Trade & Other debtors	6		-	-	-	1,784	1,784
Restricted Deposits (R&D)	11	7.0	-	-	8,536	-	8,536
Total financial assets			-	12,261	9,561	1,784	23,606
Financial liabilities							
Trade creditors	12		-	-	-	792	792
Other creditors and accruals	12		-	-	-	501	501
Lease Liability	13,15	3.86	-	33	33	-	66
Bank loans	15	7.6	-	700	5,300	-	6,000
R&D syndications	15	7.0	-	-	8,537	-	8,537
Total financial liabilities			-	733	13,870	1,293	15,896
Net financial assets/(liabilities)			-	11,528	(4,309)	491	7,710
30 June 2000							
Financial assets							
Cash on hand	5	4.84	-	9,640	-	-	9,640
Bills of Exchange	5	6.11	-	12,864	-	-	12,864
Restricted Deposit	11	6.51	-	-	1,000	-	1,000
Restricted Deposit	11	6.1	-	-	25	-	25
Trade & Other debtors	6,9		-	-	-	607	607
Restricted Deposits (R&D)	11	6.6	-	-	7,976	-	7,976
Total financial assets			-	22,504	9,001	607	32,112
Financial liabilities							
Trade creditors	12		-	-	-	327	327
Other creditors and accruals	12		-	-	-	300	300
Lease Liability	13,15	3.86	-	95	53	-	148
Bank loans	15	7.6	6,000	-	-	-	6,000
R&D syndications	15	6.6	-	-	7,976	-	7,976
Total financial liabilities			6,000	95	8,029	627	14,751
Net financial assets/(liabilities)			(6,000)	22,409	972	(20)	17,361

Reconciliation of Net Financial Assets to Net Assets	Notes	2001/$000	2000/$000
Net financial assets as above		7,710	17,361
Non-financial assets and liabilities			
Inventories	7	585	249
Property, plant and equipment	8,10	14,637	12,604
Provisions	14,16	(488)	(304)
Net assets per balance sheet		22,444	29,910

(c) *Net Fair Value of Financial Assets and Liabilities*

(i) On-Balance Sheet
The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance Sheet
There are no off balance sheet financial assets and liabilities.

Note 30

Research and development syndication

In 1995 and 1996 the company entered into two research and development syndications based on the Australian Governments R&D Syndication legislation which existed at that time.

(a) Gradiflow Separations R&D Syndication
On 30 June 1995, the company entered into a research and development arrangement (the Arrangement), with a syndicate of investors (the Syndicate) under which:

1. The Syndicate acquired the exclusive licence to certain core separations technology for specific biological separations owned by the company for $2,064,150. The licence operates until 31 July 2003.

   The company agreed to undertake a program of research on behalf of the Syndicate with the aim of deriving commercially exploitable technology from the core technology. This research program operated for a period of 3 years and was completed in June 1998. The amount of income the company received for this research program was $1,287,000.

2. The company has subsequently been granted an exclusive world-wide licence to exploit the new technology and manufacture, market and sell all end products, which are derived from this technology.

3. Should the research program and the exploitable technology be deemed a commercial success when the Syndicate licence to the core technology expires on 31 July 2003, the core technology monies and interest thereon will be released to the company. However, should the research program be deemed a commercial failure, then all the operative agreements between the company and the Syndicate will cease. In this situation, the company will be required - under the terms of the Arrangement - to purchase back the core technology and any other technology arising from the research program.

4. In order to reflect the sale of the core technology outlined in point 1 above, the company recorded the net monies received in respect of the sale of the core technology as income in the year ended 30 June 1997. However, in order to reflect the Syndicate Arrangements outlined in point 3 above, the company also reported a put option liability in recognition of the possibility that the company may be required to repurchase the core technology at some future date.

5. Monies paid by the Syndicate in respect of the core technology licence fee are held in a separate bank account and there are restrictions on the use of these funds along the lines outlined in point 3 above. A fixed charge has been granted in favour of the Syndicate to cover the core technology monies and future interest earned thereon.

(b) Haemostasis R&D Syndication

On 28 June 1996, the company entered into a second research and development arrangement under which:

1. The Syndicate acquired the exclusive licence to certain core haemostasis technology owned by the company for $3,368,731. The licence operates until 31 July 2003.
2. The company agreed to undertake a program of research on behalf of the Syndicate with the aim of deriving commercially exploitable technology from the core technology. This research program operated for a period of 2 years and was completed in June 1998. The amount of income the company received for this research program was $2,315,868.
3. The company has subsequently been granted an exclusive world-wide licence to exploit the new technology and manufacture, market and sell all end products, which are derived from this technology.
4. Should the research program and the exploitable technology be deemed a commercial success when the Syndicate licence to the core technology expires on 31 July 2003, the core technology monies and interest thereon will be released to the company. However, should the research program be deemed a commercial failure, then all the operative agreements between the company and the Syndicate will cease. In this situation, the company will be required - under the terms of the Arrangement - to purchase back the core technology and any other technology arising from the research program.
5. In order to reflect the sale of the core technology outlined in point 1 above, the company recorded the net monies received in respect of the sale of the core technology as income in the year ended 30 June 1996.
6. However, in order to reflect the Syndicate Arrangements outlined in point 4 above, the company also reported a put option liability in recognition of the possibility that the company may be required to repurchase the core technology at some future date.
7. Monies paid by the Syndicate in respect of the core technology licence fee are held in a separate bank account and there are restrictions on the use of these funds along the lines outlined in point 4 above. A fixed charge has been granted in favour of the Syndicate to cover the core technology monies and future interest earned thereon.

Note 31

Non-cash financing and investing activities

	Consolidated		Parent Entity	
	2001/$000	2000/$000	2001/$000	2000/$000
Acquisition of plant and equipment by means of finance leases	-	281	-	281

Share issues other than for cash referred to in Note 17 are not reflected in the statement of cashflows.

Note 32

Receivables and payables denominated in foreign currencies

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Amounts not effectively hedged				
Receivables				
Current, not effectively hedged				
Deutsche Mark	147	192	147	192
New Zealand dollars	5	4	5	4
Pounds Sterling	17	5	17	5
United States dollars	434	162	434	162
Japanese Yen	3	51	3	51
EURO	4	-	4	-
Swiss franc	1	-	1	-
Payables				
Current, not effectively hedged				
Deutsche Mark	4	7	4	7
EURO dollars	-	4	-	4
New Zealand dollars	-	1	-	1
United States dollars	285	60	285	60
Swiss franc	-	11	-	11

Note 33
Commitments for expenditure

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Capital commitments				
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	-	3,276	-	3,276
Later than one year but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	-	3,276	-	3,276

The above commitments include capital expenditure commitments relating to the Frenchs Forest Land and Buildings.

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Lease Commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	11	1	11	1
Later than one year but not later than 5 years	19	2	19	2
Later than 5 years	-	-	-	-
	30	3	30	3
Representing:				
Non-cancellable operating lease	27	-	27	-
Future finance charges on finance leases	3	3	3	3
	30	3	30	3
Finance leases				
Commitments in relation to finance leases are payable as follows:				
Within one year	35	101	35	101
Later than one year but not later than 5 years	34	50	34	50
Later than 5 years	-	-	-	-
Minimum lease payments	69	151	69	151
Less: Future finance charges	3	3	3	3
Total lease liabilities	66	148	66	148
Representing lease liabilities:				
Current (note 13)	33	95	33	95
Non-current (note 15)	33	53	33	53
	66	148	66	148

The weighted average interest rate implicit in the lease is 3.857%. Under the terms of lease agreement, the consolidated entity has the option to acquire the asset for of its agreed fair value on expiry of the lease.

	Consolidated 2001/$000	Consolidated 2000/$000	Parent Entity 2001/$000	Parent Entity 2000/$000
Operating leases				
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	9	-	9	-
Later than one year but not later than 5 years	18	-	18	-
Later than 5 years	-	-	-	-
Commmitments not recognised in the financial statements	27	-	27	-

Royalty Agreements

The company has entered into agreements with third parties and employees of the chief entity for undertaking research into and development of electrophoresis and haematology products. Under the terms of these agreements, the company shall pay to these parties, royalties ranging from three percent to four percent on sales of products developed by the parties.

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 33 to 56:

(a) comply with Accounting Standards, the *Corporations Act 2001* and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

TK Wawn
MANAGING DIRECTOR
SYDNEY
26 SEPTEMBER 2001

Independent Audit Report to the Members of Gradipore Limited and Controlled Entities

Scope

We have audited the financial report of Gradipore Limited (the Company) for the financial year ended 30 June 2001 as set out on pages 33 to 57. The Company's directors are responsible for the financial report which includes the financial statements of the Company and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the financial year. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the Corporations Act 2001 in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of the Company is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers CHARTERED ACCOUNTANTS

Andrew Sneddon PARTNER

SYDNEY 26 SEPTEMBER 2001

Shareholder Information

The shareholder information set out below was applicable as at 31 August 2001.

A. Distribution Of Equity Securities

Analysis of numbers of equity security holders by size of holding:

	Class of Equity Security	
	Ordinary Shares	Options
1 – 1,000	1,746	716
1,001 – 5,000	2,274	664
5,001 – 10,000	497	142
10,001 – 50,000	367	117
50,001 – Over	78	26
	4,962	1,665

B. Equity Security Holders

Twenty Largest Quoted Equity Security Holders

The name of the twenty largest holders of quoted equity securities are listed below:

	Ordinary Shares	
	Number Held	Percentage of Issued shares
Peroma Investments Pty Ltd (Manusu Family Account)	1,596,699	4.91
Mark Cashmore Wines Pty Ltd	1,422,934	4.37
Valbeau Pty Ltd	1,300,000	3.99
Mr John Pericles Manusu	711,879	2.19
ANZ Managed Investments Ltd <ANZ Aust Small Co Pool A/C>	681,640	2.09
Mr Howard Pericles Manusu	529,007	1.63
Mancu Pty Ltd	467,569	1.44
Ms Rosemary Roslyn Manusu	420,176	1.29
Mr Timothy Kenneth Wawn	362,121	1.11
Ms Judy Tauber	351,266	1.08
Ms Kathie Louise Manusu	243,027	0.75
Mr Geoffrey Mark Cottle	236,281	0.73
Professor David Henry Solomon	235,594	0.72
Mr John Pericles Manusu & Mrs Rosemary Lyn Manusu	231,698	0.71
Mrs Marsha Caroline Tauber	230,178	0.71
Westpac Custodian Nominees Ltd	205,258	0.63
R L Webb Nominees Pty Ltd	198,173	0.61
ANZ Managed Investments Ltd <ANZ Div Imputation A/C>	195,400	0.60
ANZ Life Assurance Co Ltd	194,281	0.60
Dr Joel Margolis	174,203	0.54
	9,987,384	30.70

Twenty Largest Quoted Equity Security Holders $2.50 Options

Name	Number Held	Percentage of Issued shares
Peroma Investments Pty Ltd <Manusu Family account>	591,948	6.44
Mark Cashmore Wins Pty Ltd	474,310	5.16
Valbeau Pty Ltd	344,574	3.75
Mr Howard Pericles Manusu	176,920	1.93
Mr Timothy Kenneth Wawn	170,707	1.86
Valbeau Pty Ltd < No 1 Account>	166,666	1.81
Mancu Pty Ltd	155,453	1.69
Mr Geoffrey Mark Cottle	143,533	1.56
Ms Rosemary Roslyn Manusu	139,107	1.51
Ms Kathie Louise Manusu	97,474	1.06
Mr John Pericles Manusu	88,245	0.96
Mr John Manusu	84,222	0.92
Ms Judy Tauber	83,554	0.91
Gorbet Pty Ltd <Michaels Superfund A/C>	79,848	0.87
Mrs Marsha Caroline Tauber	76,524	0.83
R L Webb Nominees Pty Ltd	75,915	0.83
Dr Sean Barrett	71,298	0.78
Mr Dean Andrew Berry & Ms Catherine Margot Lacey	68,817	0.75
R L Webb Nominees Pty Ltd	63,084	0.69
IE Properties Pty Ltd	60,000	0.65
	3,212,199	34.96

C. Substantial Shareholders as at 31 August 2001
Options $2.50

	Options
Peroma	591,948
Mark Cashmore Wines Pty Ltd	474,310

D. Voting Rights
The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary Shares
On a show of hands, one vote for every member or proxy of a member present and entitled to vote. On a poll, every member shall have one vote for each fully paid share held.

(b) Options
No voting rights.

E. Unquoted Equity Securities

Shareholder	Number on Issue	Number of Holders
Options issued under Gradipore Employee Option Plan to take up ordinary shares*	2,897,797	196

* Number of unissued ordinary shares under the options. No person holds 20% or more of these securities.